SHEARMAN & STERLING

Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES

75008 PARIS

33 01 53 89 70 00

TOQUE J006

FAX (33) 01 53 89 70 70

ABU DHABI
BEIJING
BRUSSELS
[redacted]
..SCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

02055699

October 29, 2002

SUPPL

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RECD S.E.C.
OCT 30 2002
1086

Wanadoo
Information Pursuant to Rule 12g3-2(b)
File No. 82-5150

Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated October 24, 2002 announcing that Wanadoo shareholders have approved the acquisition of Spanish ISP Eresmas.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.

PROCESSED
NOV 13 2002
THOMSON
FINANCIAL

Very truly yours,

Sami L. Toutounji

dlw 11/4

cc: Olivier Fauqueux
Wanadoo

PADOCS01/187262.1